 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Reynolds, Stephen P. (Last) (First) (Middle) 411 108th Avenue NE, 15th Floor (Street) Bellevue, WA 98004-5515 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Puget Energy, Inc. PSD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	01/01/2003	I |	10,000 | D | $21.90	40,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Reynolds, Stephen P. - January 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
PSE Deferred Compensation Plan (1)	$0.00 (2)	01/01/2003	I |	(A) 9,464		Common - 9,464	$21.90	9,464	D
LTIP (3)	$0.00				12/31/2005 | 12/31/2005	Common - 69,247		69,247	D
LTIP - Stock Options (4)	$22.51				01/07/2003 | 01/07/2012	Common - 40,000		40,000	D
Stock Options - A (5)	$22.51				01/07/2003 | 01/07/2012	Common - 110,000		110,000	D
Stock Options - B (6)	$22.51				01/07/2003 | 01/07/2012	Common - 150,000		150,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Stephen P. Reynolds ________________________________ 01-02-2003 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Reynolds, Stephen P. - January 2003
Form 4 (continued)
FOOTNOTE Descriptions for Puget Energy, Inc. PSD

Form 4 - January 2003

Stephen P. Reynolds
411 108th Avenue NE, 15th Floor

Bellevue, WA 98004-5515
Explanation of responses:

(1)   Phantom share units deferred in the Puget Sound Energy Deferred Compensation Plan.
(2)   One common share will be received for each stock unit.
(3)   LTIP share grants under the Puget Energy Long-Term Incentive Plan for Officers and Key Employees. LTIP Shares are paid in Puget Energy stock when vested in an amount ranging from zero to 175% of LTIP Share Grants.
(4)   Non-qualified stock option grant to purchase 40,000 shares of common stock with a term of ten years, under the Puget Energy Long-Term Incentive Plan for Officers and Key Employees. Share grants vest over a period of four years from January 1, 2002 at twenty-five percent per year.
(5)   Nonqualified stock option grant to purchase 110,000 shares of common stock with a term of ten years. Share grants vest over a period of four years from January 1, 2002 at twenty-five percent per year.
(6)   Nonqualified stock option grant to purchase 150,000 shares of common stock with a term of ten years. Share grants vest over a period of five years from January 1, 2002 at twenty percent per year.

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